UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 9)

BARNES & NOBLE, INC.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

067774109
(CUSIP Number)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Mr. Peter J. Eichler, Jr.
Aletheia Research & Management, Inc.
100 Wilshire Boulevard, Suite 1900
Santa Monica, CA 90401
(310)-899-0800

June 1, 2011
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [  ].

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 067774109	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS S.S. or I.R.S. Identification Nos. of above persons. Aletheia Research & Management, Inc., IRS No. 95-4647814
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,211,645 shares of Common Stock
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 5,211,645 shares of Common Stock
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,211,645 shares of Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.65%
14.	TYPE OF REPORTING PERSON (See Instructions) IA

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $.001 par value per share (the "Common Stock"), of Barnes & Noble, Inc., a Delaware corporation (the "Issuer"). The Issuer maintains its principal executive office at 122 Fifth Avenue, New York, New York 10011.

Item 2.	Identity and Background.

(a)         This statement is filed by Aletheia Research & Management, Inc., a California corporation ("Aletheia"), with respect to shares of the Issuer’s Common Stock held by managed accounts over which Aletheia has discretionary authority and through partnerships with respect to which Aletheia serves as general partner. Peter J. Eichler, Jr. is the Chief Executive Officer of Aletheia.

(b)-(f) Aletheia filed an initial Schedule 13D for an event of November 30, 2009 (the "Initial Schedule"), an Amendment No. 1 for an event of January 8, 2010, an Amendment No. 2 for an event of January 25, 2010, an Amendment No. 3 for an event of January 31, 2010, an Amendment No. 4 for an event of May 18, 2010, an Amendment No. 5 for an event of September 9, 2010, an Amendment No. 6 for an event of October 19, 2010, an Amendment No. 7 for an event of December 17, 2010, and an Amendment No. 8 for an event of April 20, 2011 (collectively, the "Previous Amendments"). Except to the extent set forth in this Amendment, the information in the Initial Schedule and Previous Amendments remains unchanged. The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 9) shall not be construed to be an admission by Aletheia that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act, as amended.

Item 3.	Source and Amount of Funds or Other Consideration.

Aletheia owns 5,211,645 shares of the Issuer’s Common Stock on behalf of managed accounts and partnerships with respect to which Aletheia serves as general partner. Such managed accounts and partnerships have collectively paid $98,317,462 from their working capital for such shares.

Item 5.	Interest in Securities of the Issuer.

(a)         The number of shares of the Issuer’s Common Stock and the percentage of the outstanding shares (based upon 60,247,771 shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended January 29, 2011) directly or indirectly beneficially owned by the Reporting Person is as follows:

		Percentage of
Name	Number of Shares	Outstanding Shares

Aletheia	5,211,645	8.65%

(b)         Aletheia has sole power to vote and sole power to dispose or to direct the disposition of 5,211,645 shares of the Issuer’s Common Stock.

(c)          See Appendix 1 annexed hereto.

(d)         Certain persons have the right to receive dividends from or the proceeds of sale of certain of the shares of the Issuer’s Common Stock included in this statement. No such person individually has the right to receive dividends or proceeds relating to shares of the Issuer’s Common Stock constituting more than 5% of the class of the Issuer’s Common Stock.

(e)          Not applicable.

Signatures

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2011

ALETHEIA RESEARCH & MANAGEMENT, INC.

By:	/s/ Peter J. Eichler, Jr.
Peter J. Eichler, Jr.
Chief Executive Officer

APPENDIX I
TRANSACTIONS IN BARNES & NOBLE, INC.
COMMON STOCK - SINCE LAST FILING

			Average
	Number of		Share Price			Average
	Shares	Purchase	for	Number of		Share Price
Trade Date	Purchased	Price	Purchases	Shares Sold	Sales Price	for Sales

04/25/11	0	0		129,885	1,262,114	9.72
04/26/11	808	8,125	10.06	99,767	986,642	9.89
04/27/11	584	5,995	10.26	148,035	1,483,424	10.02
04/28/11	372	3,942	10.60	44	480	10.92
04/29/11	1,515	16,825	11.11	4,490	49,515	11.03
05/02/11	640	6,888	10.76	2,187	23,446	10.72
05/03/11	1,950	20,562	10.54	4,395	45,983	10.46
05/04/11	0	0		965	11,690	12.11
05/05/11	197	2,496	12.67	335	3,822	11.41
05/06/11	1,576	22,788	14.46	140	1,945	13.89
05/09/11	716	9,852	13.76	240	3,324	13.85
05/10/11	75	1,032	13.76	208	2,750	13.22
05/11/11	262	4,046	15.44	802	11,444	14.27
05/12/11	265	3,602	13.59	2,645	35,707	13.50
05/13/11	1,141	15,836	13.88	365	5,092	13.95
05/16/11	0	0		205	2,780	13.56
05/17/11	0	0		105	1,457	13.88
05/18/11	119	1,714	14.41	590	8,154	13.82
05/19/11	0	0		13,025	181,973	13.97
05/20/11	30,227	562,092	18.60	15,080	276,382	18.33
05/23/11	440	8,162	18.55	4,382	81,154	18.52
05/24/11	649	12,514	19.28	265	5,055	19.08
05/25/11	51	984	19.29	945	18,168	19.23
05/26/11	0	0		71,465	1,379,797	19.31
05/27/11	69	1,339	19.40	30,223	586,966	19.42
05/31/11	79	1,563	19.79	4,360	86,105	19.75
06/01/11	51	969	19.00	171,759	3,245,724	18.90
06/02/11	0	0		154,075	2,874,781	18.66
06/03/11	262	4,828	18.43	344,988	6,416,873	18.60